Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

CONVERSION OF CONVERTIBLE NOTES

Reference is made to the announcements of Graphex Group Limited (the “Company”) dated 19 January 2021, 28 January 2021, 29 January 2021, 1 February 2021, 1 March 2021, 15 March 2021, 12 April 2021, 26 April 2021, 10 May 2021, 24 May 2021, 27 May 2021, 7 June 2021, 30 June 2021, 14 July 2021, 21 July 2021, 23 July 2021, 24 August 2021, 10 September 2021, 10 November 2021, 10 January 2022, 16 February 2022, 31 March 2022, 29 September 2022, 26 October 2022, 30 December 2022, 31 March 2023, 12 April 2023, 20 April 2023 and 18 May 2023 (the “Announcements”) and the circular of the Company dated 30 June 2021 (the “Circular”) in relation to the Subscription. Unless the context requires otherwise, capitalised terms used herein shall have the same meanings as those defined in the Announcements and Circular.

CONVERSION OF CONVERTIBLE NOTES

The Company received a conversion notice from Peter Weisman as Noteholder in respect of the exercise of the Conversion Rights attached to the Convertible Note with the principal amount of US$70,000 at the initial conversion price of HK$0.65 per Ordinary Share, as a result the Company allotted and issued 834,615 Conversion Shares to Peter Weisman on 14 July 2023 (the “Conversion”).

Following the Conversion, 834,615 Conversion Shares have been issued which rank pari passu in all respects among themselves and with all other existing Ordinary Shares in issue and they represent approximately 0.1% of the total issued Ordinary Shares of the Company before the Conversion and approximately 0.1% of the total issued Ordinary Shares of the Company as enlarged by the allotment and issue of the 834,615 Conversion Shares upon the Conversion.

EFFECTS ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

Immediately before the Conversion, the Company has 780,701,712 Ordinary Shares and 323,657,534 Preference Shares in issue. Immediately after the Conversion and as at the date of this announcement, the Company has 781,536,327 Ordinary Shares and 323,657,534 Preference Shares in issue and Peter Weisman holds 834,615 Ordinary Shares representing approximately 0.1% of the total issued Ordinary Shares of the Company. For illustrative purpose only, the shareholding structure of the Ordinary Shares and the Preference Shares (i) immediately before the Conversions and (ii) immediately after the issue of the 834,615 Conversion Shares is set out below:

Shareholders	Immediately before the Conversions				Immediately after the Conversions
	Number of		Number of		Number of		Number of
	Ordinary		Preference		Ordinary		Preference
	Shares	%	Shares	%	Shares	%	Shares	%
Chan Yick Yan Andross (Note 1)	97,920,887	12.54	—	—	97,920,887	12.53	—	—
PBLA Limited	75,123,669	9.63	—	—	75,123,669	9.62	—	—
Lau Hing Tat Patrick (Note 2)	55,215,444	7.07	—	—	55,215,444	7.06	—	—
Tycoon Partners Holdings Limited	—	—	323,657,534	100	—	—	323,657,534	100
Peter Weisman	—	—	—	—	834,615	0.1	—	—
Other public Ordinary Shareholders	552,441,712	70.76	—	—	552,441,712	70.69	—	—
Total	780,701,712	100	323,657,534	100	781,536,327	100	323,657,534	100

Notes:

1.	Mr. Chan Yick Yan Andross, an Executive Director and the Chief Executive Officer of the Company, holds 4,204,000 Ordinary Shares by himself and 93,716,887 Ordinary Shares through CYY Holdings Limited, a company wholly owned by him.

2.	Mr. Lau Hing Tat, Patrick, the Chairman and an Executive Director of the Company, holds 9,212,000 Ordinary Shares by himself and 46,003,444 Ordinary Shares through LSBJ Holdings Limited, a company wholly owned by him.

By Order of the Board

Graphex Group Limited

Lau Hing Tat Patrick

Chairman

Hong Kong, 14 July 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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